UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41418

Lytus Technologies Holdings PTV. Ltd.

 (Translation of registrant’s name into English)

Unit 1214, ONE BKC, G Block

Bandra Kurla Complex

Bandra East

Mumbai, India 400 051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Changes in Registrant’s Certifying Accountant.

(a) Resignation of Pipara & Co LLP

On February 23, 2025, the Board of Directors of Lytus Technologies Holdings Ptv Ltd. (the “Registrant”) approved the resignation of Pipara & Co LLP (“Pipara”) as its independent registered public accounting firm pursuant to the Registrant’s Audit Committees’ recommendation.

Pipara reports on the Registrant’s financial statements for the fiscal years ended March 31, 2024 and March 31, 2023, contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Registrant’s fiscal years ended March 31, 2024 and March 31, 2023, and during the subsequent interim period through February 23, 2025: (i) there were no disagreements with Pipara on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Pipara, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Registrant’s financial statements for such years, and (ii) there were no “reportable events” of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Registrant has provided Pipara with a copy of this Current Report on Form 6-K prior to its filing with the Securities and Exchange Commission (the “SEC”) and requested Pipara to furnish the Registrant with a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of Pipara’s letter dated February 25, 2025, confirming its agreement with the disclosures in this Current Report on Form 6-K is attached as Exhibit 16.1 to this Current Report on Form 6-K.

(b) Engagement of Shah Teelani & Associates

On February 23, 2025, the Registrant, by action of its Board of Directors upon the recommendation of the Registrant’s Audit Committee, engaged Shah Teelani & Associates as the Registrant’s independent registered public accounting firm. During the Registrant’s two most recent fiscal years and the subsequent interim period through February 23, 2025, neither the Registrant nor anyone on its behalf consulted with Shah Teelani & Associates regarding: (i) the application of accounting principles to a specified transaction regarding the Registrant, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided that Shah Teelani & Associates concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act and its related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act).

Exhibit No	Exhibit
16.1	Letter from Pipara & Co LLP dated February 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2025

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya
Chief Executive Officer

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